Chaia Georgetown LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food{91}	714,123.77
4120 · NA Beverage	21,239.50
4130 · Beer	2,485.50
4140 · Wine	5,492.50
4145 · Cocktails	3,453.00
4150 · Catering	
4151 · Food{135}	1,758.00
4152 · NA Beverage	105.00
4154 · Merchandise	18.00
4150 · Catering - Other	2.73
Total 4150 · Catering	1,883.73
4160 · Event	
4161 · Food & Beverage	339.50
Total 4160 · Event	339.50
4170 · Merchandise	816.00
4100 · Sales - Other	64.60
Total 4100 · Sales	749,898.10
4180 · Relief Fund	300.00
4190 · Delivery Fee	3,787.50
4999 · Refunds-Allowances	-368.64
Total Income	753,616.96
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	147,691.10
5120 · NA Beverage COGS	6,656.33
5130 · Beer COGS	2,661.00
5140 · Wine COGS	3,522.29
5145 · Liquor COGS	3,109.44
7110 · Packaging	56,336.73
7814 · 3rd Party Fees & Commissions	11,174.44
Total 5100 · Cost of Goods Sold	231,151.33
Total COGS	231,151.33
Gross Profit	522,465.63
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	41,845.92
6012 · FOH Gross Wages	50,834.59
6013 · BOH Gross Wages	130,325.70
Total 6010 · Salaries & Wages	223,006.21
6100 · Payroll Taxes	
6101 · Emplr FICA	22,416.39
6102 · FUTA	842.13
6103 · SUI	3,120.34
6104 · DC Family Leave	1,816.87
Total 6100 · Payroll Taxes	28,195.73

4:11 PM

08/20/21

Accrual Basis

Chaia Georgetown LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
6200 · **Workers Comp Insurance**	2,066.50
6500 · **Payroll Processing**	3,815.65
6900 · **Bonuses**	600.00
6000 · **Employee Related - Other**	38.58
Total 6000 · Employee Related	**257,722.67**
7000 · **Operating Expenses**	
7100 · **Direct Operating**	
7111 · **Supplies**	2,481.59
7112 · **Equipment Rental**	1,468.92
7113 · **Decorations & Music**	197.15
7114 · **Linens**	1,578.93
7115 · **Smallwares**	265.84
7116 · **Uniforms & Cleaning**	4,223.26
7117 · **Taxes & Licenses**	1,906.21
7119 · **Phone**	2,267.01
7100 · **Direct Operating - Other**	433.32
Total 7100 · Direct Operating	**14,822.23**
7200 · **Advertising & Marketing**	
7210 · **Advertising**	594.23
7220 · **Marketing**	2,827.55
7230 · **Promotional**	3,418.80
7250 · **Promotions and Discounts**	8,564.97
7200 · **Advertising & Marketing - Other**	304.00
Total 7200 · Advertising & Marketing	**15,709.55**
7300 · **General and Admin Expenses**	
7310 · **Bank Charges**	144.98
7311 · **Dues & Subscriptions**	730.83
7312 · **Freight & Delivery**	35.80
7313 · **Office Expenses**	6,623.17
7314 · **Parking**	526.75
7315 · **Stationery & Printing**	2,713.44
7316 · **Exterminator**	976.39
7318 · **Penalties & Settlements**	546.46
7320 · **Sales (or Beverage) Taxes**	-40.71
7325 · **Keyman Insurance**	354.50
7330 · **Liablity and Umbrella Insurance**	4,004.43
7300 · **General and Admin Expenses - Other**	974.32
Total 7300 · General and Admin Expenses	**17,590.36**
7400 · **Professional Services**	
7410 · **Accounting**	14,375.00
7430 · **Legal**	2,272.50
7400 · **Professional Services - Other**	2,422.50
Total 7400 · Professional Services	**19,070.00**
7500 · **Repair & Maintenance**	11,203.56
7600 · **Utilities**	
7610 · **Electricity**	10,368.03
7620 · **Water**	4,591.49
7630 · **Gas**	5,215.63
7640 · **Internet**	3,923.27
7600 · **Utilities - Other**	1,065.78
Total 7600 · Utilities	**25,164.20**
7700 · **Occupancy**	
7710 · **Rent or Lease**	52,890.29
7715 · **Real Estate/BID tax**	16,815.05
7720 · **Trash Removal**	3,806.70
Total 7700 · Occupancy	**73,512.04**

Chaia Georgetown LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
7800 · Selling Expenses	
7810 · Cash Over / Short	269.30
7811 · Commissions & fees	86.25
7813 · Credit Card Processing	26,462.20
7815 · POS	2,068.26
Total 7800 · Selling Expenses	28,886.01
7000 · Operating Expenses - Other	72.60
Total 7000 · Operating Expenses	206,030.55
Total Expense	463,753.22
Net Ordinary Income	58,712.41
Other Income/Expense	
Other Income	
4800 · COVID-19 Grant	21,380.95
9150 · PPP Forgiveness	117,700.00
9266 · ERTC Credits	49,290.37
9300 · Other Ordinary Income	10,468.79
9400 · SBA Loan Forgiveness	25,246.26
Total Other Income	224,086.37
Other Expense	
6999 · Guaranteed payments	96,448.00
8000 · Non-Operating Expenses	
8100 · Interest Expense	21,190.47
8200 · Depreciation	29,790.00
8300 · Amortization	5,666.04
8400 · Corporate Expenses	
8410 · Travel & Entertainment	261.44
8420 · Meals	50.00
Total 8400 · Corporate Expenses	311.44
Total 8000 · Non-Operating Expenses	56,957.95
8600 · Prior Period Expenses	-86,497.56
8700 · Deminimus Cap Expense	762.77
Total Other Expense	67,671.16
Net Other Income	156,415.21
Net Income	**215,127.62**